Farmmi, Inc.

No. 307, Tianning Industrial Area

Lishui, Zhejiang Province s People’s Republic of China s Phone: +86-057-1875555801

December 4, 2017

Loan Lauren P. Nguyen, Legal Branch Chief

Office of Natural Resources

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Farmmi, Inc.

Registration Statement on Form F-1

Filed November 15, 2017

File No. 333-221569

Dear Ms. Nguyen:

In response to the comments set forth in your letter dated November 27, 2017, we are writing to supply additional information and to indicate the changes we have made in the enclosed Pre-effective Amendment 1 to the Registration Statement on Form F-1 (the “Amendment 1”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of Amendment 1 compared against the Registration Statement filed on November 15, 2017 for your review.

Company Overview, page 1

1.	We have considered your response to comment 1. Please provide enhanced disclosure to better explain what you mean by stating that you conduct your business through a “traditional ownership structure.” In your revised disclosure, please differentiate between revenues generated through your “online store,” your “online mall,” and those derived from direct retail. Please also explain how the status of your subsidiaries as wholly foreign-owned entities permits the company to conduct business operations through a “traditional ownership structure.”

We acknowledge the comment and respectfully advise the Staff that:

(1) We conduct the vast majority of our business through a traditional equity ownership structure, which is a parent-subsidiary structure.

(2) “Online mall” in the Registration Statement meant Farmmi Liangpin Mall which is one of our four online stores. The term “Mall” is a translation issue. We do not own any online mall. We have revised every “Farmmi Liangping Mall” to “Farmmi Liangpin Market” to clarify that Farmmi Liangpin is Farmmi’s proprietary online store platform and not a multi-store mall. The revenues generated through our online stores equal our revenues derived from direct retail, because all of our online sales are direct retail to consumers, and all of our offline sales are wholesale to distributors.

Loan Lauren P. Nguyen, Legal Branch Chief

December 4, 2017

(3) The vast majority of our business is processing and/or selling agricultural products, as well as selling our products on third-party e-commerce websites. PRC laws and regulations allow foreign-owned entities to conduct such business directly, rather than through contractual VIE agreements. Our VIE generated less than 7% of our revenues for the six months ended March 31, 2017 and did not generate any revenue before then. Our VIE operates only where we are not permitted to own the operating company by PRC laws.

We have expanded our disclosure to address the comment and the revised disclosure can be found on page 1 and reads as follows:

Company Overview

We process and/or sell four categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products. Shiitake mushrooms and Mu Er mushrooms are our major products. We do not grow fungi, but instead purchase mushrooms from third parties, clean, process and package such products for sale. The production volume of the global mushroom market was 48,040,000 tons in 2016. We sell substantially all of our products to domestic distributors in China, which then sell in China and internationally. We estimate approximately 90% of our products are sold in China and the remaining 10% are resold internationally, including USA, Japan, Canada, Europe and the Middle East, through distributors. In addition to our edible fungi products, since January 2017, we have also begun to generate on average approximately 1% of revenues from our trading activities. These trading activities are purchasing other agricultural products, such as tea, produced by third-party manufacturers, and selling these products in one of our online stores, Farmmi Liangpin ~~Mall~~Market (www.farmmi.com/www.farmmi88.com). ~~Our online store Farmmi Liangpin Mall sells these products and our edible fungi products, and our online mall is operated by our variable interest entity (“VIE”) Hangzhou Nongyuan Network Technology Co., Ltd.~~

Loan Lauren P. Nguyen, Legal Branch Chief

December 4, 2017

We operate four online stores as below:

	Online Store	Way of Operation	Owner	Products Sold	Established on
1	Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com)	Use our own website as the platform to sell the products	Hangzhou Nongyuan Network Technology Co., Ltd.	Edible fungi products and other agricultural products	August 2016
2	Taobao Store (https://shop435957171.taobao.com/?spm=a230r.7195193. 997079397.2.nUrfeg)	Through an individual, sell our products on Taobao.com, a third-party website	Zhejiang Forest Food Co., Ltd.	Edible fungi products	August 2016
3	Jingdong Store (http://fulaisen.jd.com/)	Sell our products on JD.com or Jingdong Mall, a third-party website	Zhejiang Forest Food Co., Ltd.	Edible fungi products	October 2016
4	Tmall store (https://nongmiliangpin.tmall.com)	Sell our products on Tmall.com, a third-party website	Zhejiang Forest Food Co., Ltd.	Edible fungi products	October 2017

The revenues generated through our online stores equal our revenues derived from direct retail, because all of our online sales are direct retail to consumers, and all of our offline sales are wholesale to distributors. The percentages of our online sales and our offline sales are as below:

	Six Months Ended March 31, 2017	Six Months Ended March 31, 2016	Year Ended September 30, 2016	Year Ended September 30, 2015
Online Sales (Direct Retail)	6.16%	0.43%	0.24%	0.71%
Offline Sales (Wholesale)	93.84%	99.57%	99.76%	99.29%

Loan Lauren P. Nguyen, Legal Branch Chief

December 4, 2017

We conduct our business through following structures:

Structure	Company	Business	Related PRC Legal Restrictions on Foreign-owned Entity
Parent-subsidiary structure	All of our foreign-owned entity subsidiaries	Process and/or sell agricultural products, as well as selling the products on third-party e-commerce websites	None
Variable interest entity (“VIE”)	Hangzhou Nongyuan Network Technology Co., Ltd., a domestic company	Operate Farmmi Liangpin Market	Restrictions on operation of independent online stores (deemed as value-added telecommunication service business) by foreign-owned entities

We conduct the vast majority of our business through a traditional equity ownership structure, which is a parent-subsidiary structure. The vast majority of our business is processing and/or selling agricultural products, as well as selling our products on third-party e-commerce websites. PRC laws and regulations allow foreign-owned entities to conduct such business directly, rather than through contractual VIE agreements. Our VIE generated less than 7% of our revenues for the six months ended March 31, 2017 and did not generate any revenue before then. As the chart above shows, our VIE operates only where we are not permitted to own the operating company by PRC laws and regulations.

2.	We note your revisions in response to comment 2. We further note that the related Exclusive Call Option Agreement filed as Exhibit 10.3 assumes that the transfer granted to Suyuan Agriculture, a PRC entity wholly-held indirectly by a foreign entity, will be “within legal restriction of People’s Republic of China.” Please tell us in your response whether counsel has advised that the exclusive purchase option granted to Suyuan Agriculture comports with PRC law.

We acknowledge the comment and respectfully advise the Staff that our PRC legal counsel, Deheng Law Offices, has advised that the exclusive purchase option granted to Suyuan Agriculture comports with PRC laws. We have expanded our disclosure to confirm it. The new disclosure can be found on page 65 and reads as follow:

We have been advised by our PRC legal counsel, Deheng Law Offices, that the exclusive purchase option granted to Suyuan Agriculture under the exclusive call option agreement comports with PRC laws.

Corporate Structure, page 62

Khorgos Farmmi Enterprise Service Co., Ltd., page 62

3.	We note your updated disclosure in this section regarding the newly-created wholly owned subsidiary of Suyuan Agriculture. Please expand your disclosure in this section or elsewhere to explain the “beneficial tax treatment” due to the Khorgos Farmmi Enterprise Service- Suyuan Agriculture structure which you briefly disclosed here.

Loan Lauren P. Nguyen, Legal Branch Chief

December 4, 2017

We acknowledge the comment and have revised our disclosure to explain the “beneficial tax treatment” due to the Khorgos Farmmi Enterprise Service- Suyuan Agriculture structure. The revised disclosure can be found on page 63 and reads as follows:

Khorgos Farmmi Enterprise Service Co., Ltd. (“Khorgos Farmmi”)

Khorgos Farmmi is a company wholly owned by Suyuan Agriculture. It was established on October 12, 2017 in Khorgos City, Xinjiang, under the laws of the PRC with the registered capital of RMB 5 million. The operating period on the business license has no ending date. The business scope of Khorgos Farmmi covers market sale and planning, business information consultation and service, internet technology and development and transfer, marketing, consulting service, software development, production and consulting, trade consulting, enterprise management and consulting. ~~Khorgos City is providing a beneficial tax policy which waives the enterprise income tax for five years since the first time~~According to Opinions on Supporting the Construction of Kashgar and Khorgos Economic Development Zones issued by the State Council in September 2011, Notice on Preferential Corporate Income Tax Policies for Kashgar and Khorgos Two Special Economic Development Zones in Xinjiang issued by the Ministry of Finance and the State Administration of Taxation in November 2011 and the Preferential Catalog of Income Tax Incentives for the Development of Industrial Enterprises in Poor Areas of Xinjiang, certain companies including software and IT technology development companies established between January 1, 2010 and December 31, 2020 in Khorgos special economic development zone shall be exempted from enterprise income tax for five years commencing from the first year the company incurs any operation income. Khorgos Farmmi satisfies the conditions of the tax exemption. We plan to use Khorgos Farmmi as a platform to provide the software, consulting service, technology service and all related service within Khorgos Farmmi’s business scope to all of our subsidiaries. In this way, it is expected to transfer part of our revenues from other subsidiaries to Khorgos Farmmi to enjoy this beneficial tax treatment. Assuming we had this arrangement for the fiscal year ended September 30, 2016, we would have transferred RMB 8 million to RMB 10 million taxable income and saved RMB 2 million to RMB 2.5 million tax. Khorgos Farmmi was appointed by Suyuan Agriculture to provide part of the consulting and technology service to Nongyuan Network, based on the Exclusive Management Consulting and Technology Service Agreement signed by Suyuan Agriculture and Nongyuan Network.

4.	We also note that the tax-related disclosures in the Business section here are excepted from PRC counsel’s tax opinion. Please supplement your disclosure here to attribute your discussion of the tax treatment for this entity to counsel or advise.

We acknowledge the comment and respectfully advise the Staff that our PRC counsel has revised the tax opinion to cover the tax-related disclosures in the Business section. The revised tax opinion has been refiled as Ex 8.2. The revised part reads as below:

Based upon and subject to the foregoing, we are of the opinion that:

(i) The statements set forth under the captions “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business”, “Regulation” and “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares” in the Registration Statement, insofar as such statements relate to PRC tax law, are accurate in all material respects.

Loan Lauren P. Nguyen, Legal Branch Chief

December 4, 2017

Thank you in advance for your assistance in reviewing this response and the Amendment. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Yefang Zhang

Yefang Zhang